EXHIBIT 3.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF “MACROSHARES HOUSING DEPOSITOR, LLC”, FILED IN THIS OFFICE ON THE FOURT DAY OF JUNE, A.D. 2008, AT 2:25 O’CLOCK P.M.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:25 PM 06/04/2008
Filed 02:25 PM 06/04/2008
SRV 080662039 – 4557109 FILE

CERTIFICATE OF FORMATION

OF

MACROSHARES HOUSING DEPOSITOR, LLC

1.

The name of the limited liability company is MacroShares Housing Depositor, LLC.

2.

The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this fourth day of June, 2008.

By:	/s/ Mary E. Keogh
Name: Mary E. Keogh
Title: Authorized Person